UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

MATTRESS FIRM HOLDING CORP.

(Name of Subject Company)

MATTRESS FIRM HOLDING CORP.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57722W106

(CUSIP Number of Common Stock)

Kindel L. Elam

General Counsel and Secretary

Mattress Firm Holding Corp.

5815 Gulf Freeway

Houston, Texas 77023

(713) 923-1090

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Christopher D. Comeau

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Mattress Firm Holding Corp., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 16, 2016, as amended by Amendment No. 1 filed on August 25, 2016, Amendment No. 2 filed on August 29, 2016 and Amendment No. 3 filed on September 13, 2016, relating to the tender offer by Stripes Acquisition Corp. (“Offeror”), a Delaware corporation and a direct wholly-owned subsidiary of Stripes US Holding, Inc., a Delaware corporation (“HoldCo”) and a direct wholly-owned subsidiary of Steinhoff International Holdings N.V., a company incorporated under the laws of the Netherlands (Naamloze Vennootschap) (“Parent”), to purchase all of the outstanding Shares at a purchase price of $64.00 per Share, without interest, but subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 2016,and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO filed by Offeror, HoldCo and Parent with the SEC on August 16, 2016.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.   Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following section:

“(h)         Expiration of the Offer

The Offer and withdrawal rights expired at the last moment of the day, New York City time, on September 13, 2016. Computershare Trust Company, N.A., the Depositary for the Offer, has indicated that a total of 25,104,824 Shares were validly tendered and not validly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 67.36% of the outstanding Shares. In addition, Notices of Guaranteed Delivery have been delivered for 1,350,792 Shares, representing approximately 3.62% of the outstanding Shares. The number of Shares validly tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery for which certificates were not yet delivered) and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition, as such term is defined in the Offer to Purchase.  All Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment by the Offeror.

Following the consummation of the Offer, and in accordance with Section 251(h) of the DGCL, the Shares irrevocably accepted for purchase pursuant to the Offer and received by the Depositary, as such term is defined in the Offer to Purchase, prior to the expiration of the Offer equals at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company.  Accordingly, Parent and Purchaser intend to effect the Merger pursuant to Section 251(h) of the DGCL.  In the Merger, each Share

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that is issued and outstanding immediately prior to the Effective Time (other than (1) Shares owned by Parent, Offeror or the Company or any direct or indirect wholly-owned subsidiary of Parent or the Company, including all Shares held by the Company as treasury stock and (2) Shares that are held by any stockholder who is entitled to demand and properly demands appraisal pursuant to, and who complies in all respects with the provisions of, Section 262 of the DGCL with respect to such Shares) will at the Effective Time be converted into the right to receive the Offer Price.  Following the Merger, all Shares will be delisted from NASDAQ and deregistered under the Exchange Act.”

Item 9.   Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(5)(G)	Press release issued by Parent, dated September 14, 2016 (incorporated by reference to Exhibit (a)(5)(iii) to Amendment No. 3 to the Schedule TO-T filed by Parent on September 14, 2016).

(a)(5)(H)	Press release issued by the Company, dated September 14, 2016.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2016	MATTRESS FIRM HOLDING CORP.

	By:	/s/ Kenneth E. Murphy III
	Name:	Kenneth E. Murphy III
	Title:	President and Chief Executive Officer